Exhibit 99.1

WaferGen Bio-systems Announces Adjournment of Special Meeting of Stockholders

Stockholders are urged to vote “FOR” the proposed merger at or prior to the rescheduled special meeting on November 15, 2016

FREMONT, Calif., October 26, 2016 /PRNewswire/ -- WaferGen Bio-systems, Inc. (NASDAQ: WGBS), a publicly held genomics technology company (“WaferGen”), today announced that the special meeting of stockholders earlier today was convened and adjourned, without any business being conducted (other than the adjournment of the special meeting). The special meeting will reconvene on November 15, 2016 at 1:00 p.m. local time at WaferGen’s headquarters located at 34700 Campus Drive, Fremont, California 94555. The record date for stockholders entitled to vote at the special meeting remains September 15, 2016.

The adjournment is to allow for the solicitation of additional votes in favor of the proposals contained in the definitive proxy statement that WaferGen filed with the Securities and Exchange Commission (the “SEC”) on September 15, 2016, including the proposal to adopt the Agreement and Plan of Merger (the “Merger Agreement”) dated May 12, 2016 with Takara Bio USA Holdings, Inc. (“Takara Bio”). While the proposal to adopt the Merger Agreement has received very strong stockholder support (more than 71% of proxies received to date have been in favor of adoption of the Merger Agreement), approval of a majority of all outstanding shares of WaferGen common stock is necessary for this proposal to be approved. WaferGen notes that approximately 7.7 million shares (representing more than 40% of the total outstanding) remained unvoted as of the time of today’s meeting. WaferGen attributes the temporary shortfall primarily to the fact that WaferGen currently has a large and diverse stockholder base.

During the period of the adjournment, WaferGen will continue to solicit proxies from its stockholders. Stockholders who have already voted do not need to recast their votes. Stockholders who have not already done so are encouraged to vote. Proxies previously submitted in respect of the meeting will be voted at the reconvened meeting unless properly revoked.

As we have previously announced, leading independent proxy advisory firms Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co. LLC (“Glass Lewis”) recommend stockholders of WaferGen vote in favor of the adoption of the Merger Agreement. The board of directors of WaferGen unanimously recommends that stockholders vote “FOR” the proposal to adopt the Merger Agreement.

Today’s adjournment provides stockholders who have not yet participated in the critical process the opportunity to do so, which we urge them to do. Stockholders who have not yet voted are reminded that every vote will count no matter how many shares they own. Unlike proxy votes on routine annual meeting matters, a non-vote is effectively a “No” vote for the merger. Please act today!

Stockholders who need assistance in voting their shares or who have questions are encouraged to contact WaferGen’s information agent and strategic shareholder services advisor, Kingsdale Shareholder Services, at 1-866-581-0512 or contactus@kingsdaleshareholder.com.

About WaferGen

WaferGen Bio-systems, Inc. is a biotechnology company that offers innovative genomic technology solutions for single-cell analysis and clinical research. The ICELL8™ Single-Cell System is a first of its kind system that can isolate thousands of single cells and processes specific cells for analysis, including Next Generation Sequencing. The system has demonstrated unbiased isolation of single cells from solid tumors, brain cells, pulmonary airway cells, and multiple cell lines. The SmartChip™ platform can be used for profiling and validating molecular biomarkers, and can perform massively-parallel singleplex PCR for one-step target enrichment and library preparation for clinical NGS. The Apollo 324™ system can be used to process DNA and RNA from clinical samples to next generation sequencing ready libraries. These technologies offer a powerful set of tools for biological analysis at the molecular and single-cell level in the life sciences, pharmaceutical, and clinical laboratory industries.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “could,” “seek,” “intend,” “plan,” “estimate,” “anticipate” or other comparable terms. Forward-looking statements in this press release may address the following subjects among others: statements regarding the anticipated closing of the Takara Bio merger agreement, sufficiency of our capital resources, expected operating losses, expected revenues, expected expenses, expected cash usage, our expectations regarding our development of future products including single cell analysis technologies and our expectations concerning our competitive position and business strategy. Forward-looking statements involve inherent risks and uncertainties which could cause actual results to differ materially from those in the forward-looking statements, as a result of various factors including those risks and uncertainties described in the Risk Factors and in Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of our most recently filed Annual Report on Form 10-K and any subsequently filed Quarterly Reports on Form 10-Q. We urge you to consider those risks and uncertainties in evaluating our forward-looking statements. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Except as otherwise required by the federal securities laws, we disclaim any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein (or elsewhere) to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It
WaferGen has filed with the Securities and Exchange Commission (the “SEC”) a proxy statement (the “Proxy Statement”), as well as other relevant documents concerning the proposed merger with Takara Bio USA Holdings, Inc. (“Takara Bio”). The Proxy Statement was first sent or given to the stockholders of WaferGen on or about September 23, 2016 and contains important information about the merger agreement, its related transactions and other related matters. This communication may be deemed to be solicitation material in respect of the proposed merger with Takara Bio. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) CAREFULLY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Copies of documents filed by WaferGen with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the Proxy Statement from WaferGen by going to WaferGen’s Investors page on its corporate website at www.wafergen.com.
Participants in the Solicitation

WaferGen and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding WaferGen’s directors and executive officers is available in the Proxy Statement as is other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise.

CONTACT INFORMATION:

WaferGen Bio-systems, Inc.
Rollie Carlson
Rollie.Carlson@wafergen.com